Co Regn No: 199802418D

SembCorp Industries

RECEIVED

2004 NOV -9 A 9:01

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Rule 12g3-2(b) File No. 825109

27 October 2004

04046039

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

SUPPL

Dear Sirs

SembCorp Industries Ltd
Rule 12g3-2(b) file No. 825109

The enclosed is the announcement submitted to the Singapore Exchange Securities Trading Limited being furnished to the Securities and Exchange Commission (the "SEC") on behalf of SembCorp Industries Ltd (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully

PROCESSED
NOV 09 2004
THOMSON FINANCIAL

Linda Hoon Siew Kin
Group Company Secretary

Enc

C:jesstan/MasnetAnn/SECltr

SembCorp Industries Ltd 30 Hill Street #05-04 Singapore 179360
Tel: (65) 6723 3113 Fax: (65) 6822 3254 Website: http://www.sembcorp.com.sg

PEOPLE DEVELOPER SINGAPORE

MASNET No. 90 OF 26.10.2004
Announcement No. 90

SEMBCORP INDUSTRIES LTD (REG. NO. 199802418D)

KUEHNE & NAGEL INTERNATIONAL AG ("KNI") PLACES ITS 5 PER CENT STAKE IN SEMBCORP LOGISTICS LIMITED ("SCL") TO J.P. MORGAN (S.E.A.) LIMITED ("JP MORGAN"), PUT OPTION AGREEMENT TERMINATED

SembCorp Industries Ltd (the "Company") refers to its announcement dated 11 October 2004 in relation to the proposed sale by SCL of its 20 per cent. stake in KNI, and the announcement released today by SCL in relation to the election by KNI to terminate the Share Buy-Back Agreement due to the placement of its entire 5 per cent. stake in SCL to JP Morgan (the "Placement").

The Company would like to announce that, further to the termination of the Share Buy-Back Agreement and the Placement, the Put Option Agreement is accordingly terminated with immediate effect.

By Order of the Board
Linda Hoon Siew Kin
Group Company Secretary

Submitted by Linda Hoon Siew Kin, Group Company Secretary on 26/10/2004 to the SGX